UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
IdleAire Technologies Corporation
(Name of applicant)
410 N. Cedar Bluff Road
Suite 200
Knoxville, TN 37923
(865) 342-3600
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
13% Senior Secured Discount Notes due 2012	$320,000,000
Approximate date of proposed public offering: The filing of the Amendment to the Indenture (which is presently expected to be on or about September 13, 2007), or as soon as reasonably practicable thereafter.
Name and address of agent for service:
Michael C. Crabtree
President and Chief Executive
Officer
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923
(865) 342-3600

with copies to:
Holland & Knight LLP
1600 Tysons Boulevard, Suite 700
McLean, VA 22102
(703) 720-8600
Attention: Jane K.P. Tam
     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL
     1. General Information.
     The applicant, IdleAire Technologies Corporation (“IdleAire” or the “Company”), is a corporation organized and existing under the laws of the State of Delaware.
     2. Securities Act Exemption Applicable.
     On December 30, 2005, the Company issued its 13% Senior Secured Discount Notes due 2012 (the “Notes”) pursuant to the indenture between IdleAire and Wells Fargo Bank, N.A., as trustee, which is incorporated by reference as Exhibit T3C(a) (the “Original Indenture”). The Original Indenture was exempt from the qualification under the Trust Indenture Act.
     Pursuant to a Consent Solicitation Statement dated as of August 15, 2007 and first distributed to Note holders on August 15, 2007, the form of which is attached as Exhibit T3E(a), the Company will solicit consents (“Consent Solicitation”) from the Holders of the Notes to an amendment of the Original Indenture, the form of which is attached as Exhibit T3C(b) (the “Indenture Amendment”, and collectively with the Original Indenture, the “Amended Indenture”).
     While not conceding that the Indenture Amendment creates a “new security” or that the Consent Solicitation is an “offer” of new securities, the Company has structured the exchange that may be deemed to occur upon the completion of the Consent Solicitation and amendment of the Notes resulting from the adoption of the Indenture Amendment (the ‘“exchange”) to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof, as an exchange of the Notes as amended by the Indenture Amendment (the “amended Notes”) for the Notes. This exchange is between the Company and its existing security holders, and consists solely of the “exchange” of one security of the Company (the amended Notes) for another security of the same class of the Company (the Notes). There has been and will not be any sales of securities of the same class by the Company or by or through an underwriter at or about the same time as the deemed exchange for which the exemption is claimed. No consideration has been, or is to be, given, directly or indirectly, to any person in connection with the transaction, except for (i) the customary payments to be made with respect to preparation, printing, and mailing of the Consent Solicitation Statement and related documents, (ii) the engagement of Wells Fargo Bank, N.A., as tabulation agent for the Consent Solicitation and Jeffries & Co., as information agent for the Consent Solicitation and (iii) payments of the fees and expenses of the Company’s financial and legal advisors. Neither the tabulation agent nor the information agent will solicit consents in connection with the Consent Solicitation or make recommendations as to acceptance or rejection of the Consent Solicitation, nor will the Company’s financial advisors do so. The compensation payable to the agents and advisors is not conditioned on the results of the Consent Solicitation. No holder of the current Notes has made or will be requested to make any cash payment to the Company in connection with the Consent Solicitation.
     IdleAire believes that the issuance of the securities as may be contemplated by the Consent Solicitation and adoption of the Indenture Amendment will satisfy the aforementioned requirements of Section 3(a)(9) of the Securities Act, as amended.
     A statement of eligibility on Form T-1 is attached as Exhibit T3G.
AFFILIATIONS
     3. Affiliates.
     For purposes of this Application only, the directors and officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons in relation to the Company.

     The Company has no wholly-owned direct or indirect subsidiaries as of the date of this Application.
MANAGEMENT AND CONTROL
     4. Directors and executive officers.
     The following table sets forth the name and office of current executive and directors officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of IdleAire). The mailing address for each current director and executive officer is c/o IdleAire Technologies Corporation, 410 N. Cedar Bluff Road, Suite 200, Knoxville, TN 37923.

Name	Position

Michael C. Crabtree(1)(4)	President, Chief Executive Officer and Chairman of the Board of Directors

J. Tom Badgett(1)	Chief Information Officer, Co-Founder, Secretary and Director

James H. Price (1)(3)(4)	Senior Vice President, General Counsel and Director

Lynn R. Youngs	Chief Operating Officer

Paul W. Boyd	Chief Financial Officer and Treasurer

Lana R. Batts(2)	Director

David G. Everhart(1)	Former Chief Operating Officer, Co-Founder, and Director

Dan H. Felton III (2)(3)(4)	Director

Lewis Frazer III(2)	Director

Steve H. Kirkham(3)	Director

Thomas F. (Mack) McLarty III	Director

(1)	Member of Executive Committee.

(2)	Member of Audit Committee.

(3)	Member of Leadership Development and Compensation Committee.

(4)	Member of Corporate Governance and Nominating Committee

     5. Principal owners of voting securities.
          The following table sets forth as of July 31, 2007, certain information with respect to the beneficial ownership of the Company’s Common Stock and Preferred Stock by any person known by the Company to be the beneficial owner of more than 10% of any class of the Company’s voting securities. Each of the persons named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table.
          The number and percentage of shares beneficially owned has been calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days.

	# of		% of	# of	% of	# of	% of		# of	% of
	Common		Common	Series A	Series A	Series B	Series B		Series C	Series C	Aggregate
Name and Address	Stock		Stock	Preferred	Preferred	Preferred	Preferred		Preferred	Preferred	Voting
of Beneficial Owner	Owned		Owned	Owned	Owned	Owned	Owned		Owned	Owned	Power
Randy Massey	8,838,027	(1)	18.1%	—	—	—	—		—	—	10.6%
3636 Martin Mill Pike
PO Box 9054
Knoxville, TN 37940

A.C. Wilson	6,833,328	(2)	14.0%	—	—	—	—		—	—	8.2%
680 Reliance Road
Tellico Plains, TN 37385

Jefferies & Company	6,770,691		12.2%	—	—	—	—		—	—	7.5%
Harborside Financial Center
705 Plaza 3
Jersey City, NJ 07311

Bear Sterns Securities Corp.	7,719,225		13.7%	—	—	—	—		—	—	8.5%
1 Metrotech Center
4th Floor
Brooklyn, NY 11201

State Street Bank & Trust	5,681,669		10.4%	—	—	—	—		—	—	6.4%
1776 Heritage Drive
North Quincy, MA 02171

Idle Arkansas Investors	—		—	3,164,200	18.4%	1,348,600	10.7%		—	—	5.4%
c/o Dan Felton
6 West Chestnut Street
Marianna, AR 72360

Parsons Brinckerhoff	—		—	—	—	—	—		800,000 (4)	17.9%	1.0%
Infrastructure Development
Company (3)
CTV Holdings
c/o PB Constructors, Inc.
One Penn Plaza
New York, NY 10119

David G. Everhart	6,157,944	(5)	12.6%	—	—	—	—		—	—	7.4%
J. Thomas Badgett	7,324,219	(6)	15.0%	—	—	—	—		—	—	8.8%

Dan H. Felton III	545,572	(7)	1.1%	3,164,200 (8)	18.4%	1,348,600	10.7	%(9)	—	—	6.1%
Amounts include warrants which are exercisable into 126.9505 shares of Company common stock.

(1)	This amount includes warrants which are exercisable into 43,083 shares of Company common stock.

(2)	This amount includes warrants which are exercisable into 43,083 shares of Company common stock.

(3)	Parsons Brinckerhoff Infrastructure Development Company (“PBIDC”) is the holding company of CTV Holdings, Inc. and PB Constructors, Inc. (“PB”). Shares held by CTV Holdings, Inc. and PB Constructors, Inc. are deemed to be beneficially owned by PBIDC.

(4)	All 800,000 shares are currently held by CTV Holdings, Inc. Additionally, the Company has tendered 485,000 shares to PB in satisfaction of certain payment obligations in accordance with terms of certain agreements. Because the terms of the agreements pursuant to which these shares were tendered are currently under dispute, the shares are not considered outstanding for the purpose of the above table.

(5)	This amount includes (i) 783,332 shares of common stock held by IdleAire Associates Limited Partnership of which Mr. Everhart is the General Partner, and (ii) warrants which are exercisable into 43,083 shares of common stock.

(6)	This amount includes warrants which are exercisable into 43,083 shares of our common stock.

(7)	This amount includes (i) 482,489 shares held by 1989 Dan H. Felton III Trust of which Mr. Felton has the voting and dispositive power over the shares; (ii) 20,000 shares of restricted stock or warrants which are exercisable into 20,000 shares of our common stock granted through our Director Compensation Policy; and (iii) warrants which are exercisable into 43,083 shares of our common stock.

(8)	This amount includes 3,164,200 shares of Series A Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

(7)	This amount includes 135,266 shares of Series B Preferred Stock held by Idle Arkansas Investors, of which Mr. Felton, as Managing Partner, has the voting and dispositive power over the shares held by Idle Arkansas Investors.

UNDERWRITERS
     6. Underwriters.
     No person has, within three years prior to the date of this application, acted as an underwriter of securities of the Company that are outstanding as of the date of this application.
     No person is acting, or is proposed to act, as principal underwriter of the securities that may be deemed to be issued pursuant to the Amended Indenture.
CAPITAL SECURITIES
     7. Capitalization.
          The following table set forth information with respect to each authorized class of securities of the Company outstanding as of August 14, 2007.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	200,000,000	48,827,414
Series A convertible preferred stock	22,000,000	17,171,448
Series B convertible preferred stock	13,000,000
Series B-1 convertible preferred stock		11,218,174
Series B-2 convertible preferred stock		1,348,600
Series C convertible preferred stock	11,000,000	4,473,032
13% Senior Secured Discount Notes due 2012	$320,000,000	$320,000,000
     Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder. The Preferred Stock has voting rights equal to the common stock on an as-converted basis, subject to the limitations on conversion described below.
INDENTURE SECURITIES
     8. Analysis of indenture provisions.
The amended Notes will be created by the adoption of the Indenture Amendment, which is expected to be entered into between the Company and Wells Fargo Bank N.A., as trustee (the “Trustee”), and become effective on or about September 13, 2007. The following analysis is not a complete description of the Amended Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Original Indenture and the Indenture Amendment, forms of which are incorporated by reference or attached as Exhibit T3C hereto and incorporated by reference herein. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.
          (a) Events of Default; Withholding of Notice

     Each of the following is an “Event of Default” under the Indenture:
(1)	failure by the Company to pay interest (including Additional Interest, if any) on any of the notes when it becomes due and payable, and the continuance of any such failure, in each case, for 30 days;

(2)	failure by the Company to pay the principal of or premium, if any, on any of the notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3)	failure by the Company to comply with any of its agreements or covenants in Section 4.18 of the Indenture (relating to minimum consolidated cash flow and registration defaults) or Section 5.01 of the Indenture (relating to limitations on mergers, consolidations, etc.) or in respect of its obligations under Section 4.09 of the Indenture (relating to its obligation to make a Net Proceeds Offer) or in respect of its obligations under Section 4.17 of the Indenture (relating to its obligation to make a Change of Control Offer);

(4)	failure by the Company to comply with any other agreement or covenant in the Indenture and continuance of this failure for 30 days after notice of the failure has been given to the Company by the Trustee or by the Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding;

(5)	default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness now exists or is incurred after the Issue Date, which default:
(a)	is caused by a failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) principal on such Indebtedness within the applicable express grace period,

(b)	results in the acceleration of such Indebtedness prior to its express final maturity or

(c)	results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with the principal amount of any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates $5.0 million or more;

(6)	one or more judgments or orders that exceed $5.0 million in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Company or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered;

(7)	the Company or any Significant Subsidiary pursuant to or within the meaning of the Bankruptcy Code:
(a)	commences a voluntary case,

(b)	consents to the entry of an order for relief against it in an involuntary case,

(c)	consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d)	makes a general assignment for the benefit of its creditors;
(8)	a court of competent jurisdiction enters an order or decree under the Bankruptcy Code that:
(a)	is for relief against the Company or any Significant Subsidiary as debtor in an involuntary case,

(b)	appoints a Custodian of the Company or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Company or any Significant Subsidiary, or

(c)	orders the liquidation of the Company or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 days;

(9)	any Discount Note Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Discount Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid, or any Guarantor denies its liability under its Discount Note Guarantee (other than by reason of release of a Guarantor from its Discount Note Guarantee in accordance with the terms of the Indenture and the Discount Note Guarantee);

(10)	any failure to comply with any material agreement or material covenant in any of the Collateral Agreements, and such failure or breach shall continue for a period of 30 days after written notice is given to the Company by the Trustee, the Disbursement Agent or Collateral Agent, or to the Company, the Trustee, the Disbursement Agent and the Collateral Agent by the Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding; or

(11)	(i) any of the Collateral Agreements at any time for any reason ceases to be in full force and effect, or is declared null and void, or shall cease to be effective to give the Collateral Agent, the liens with the priority purported to be created thereby (subject to the Intercreditor Agreement) subject to no other Liens (in each case, other than Permitted Liens or by reason of the termination of the Indenture or the applicable Collateral Agreement in accordance with its terms), or (ii) the Company or any Guarantor denies any obligation of the Company or any Guarantor set forth in or arising under, any Collateral Agreement.
          If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Company), shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate Accreted Value of the notes then outstanding by written notice to the Company and the Trustee, may declare (an “acceleration declaration”) all amounts owing under the notes to be due and payable immediately. Upon such acceleration declaration, the aggregate principal of and accrued and unpaid interest (including Additional Interest, if any) on the outstanding notes shall immediately become due and payable; provided, that after such acceleration declaration, but before a judgment or decree based on acceleration, the Holders of a majority of the aggregate Accreted Value of such outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest (including Additional Interest, if any) have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (7) or (8) with respect to the Company occurs, all outstanding notes shall become due and payable without any further action or notice.
          The Trustee shall, within 30 days after the occurrence of any Default with respect to the notes, give the Holders notice of all uncured Defaults thereunder known to it.
          No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:
•	has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% of the aggregate Accreted Value of the notes then outstanding;

•	has been offered indemnity satisfactory to it in its reasonable judgment; and

•	has not received from the Holders of a majority of the aggregate Accreted Value of the notes then outstanding a direction inconsistent with such request.
However, such limitations do not apply to a suit instituted by a Holder of any Discount Note for enforcement of payment of the principal of or interest (including Additional Interest, if any) on such Discount Note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “Events of Default; Withholding of Notice” section).

          (b) Authentication and Delivery of Notes; Use of Proceeds
          The Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President, one of its Vice Presidents, its Treasurer or its Secretary.
          If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.
          The Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Notes. The signature will be conclusive evidence that the Notes have been authenticated under the Indenture.
          The Trustee will authenticate and make available for delivery Notes for original issue, upon receipt of a written order or orders of the Company signed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its Chief Financial Officer, its President, one of its Vice Presidents, its Treasurer or its Secretary. Such order of the Company must specify the amount of Notes to be authenticated, that the Notes will be represented by a Restricted Global Security and the date on which the original issue of Notes is to be authenticated.
          The Trustee shall act as the authenticating agent. Thereafter, the Trustee may appoint an authenticating agent reasonably acceptable to the Company. The authenticating agent may authenticate the Notes whenever the Trustee may do so. An authenticating agent has the same rights as an agent to deal with the Company or an affiliate of the Company.
          The Notes shall be issuable only in registered form without coupons.
          The Company will not receive any proceeds from the deemed exchange of amended Notes for the Notes.
          (c) Release and Substitution of Property Subject to the Lien of the Indenture
Collateral
The Company’s obligations with respect to the notes, the obligations of the Guarantors under the Discount Note Guarantees and all other Discount Note Obligations will be secured equally and ratably by second priority Liens on the Collateral (other than the Disbursement Account Collateral) granted to the Collateral Agent for the benefit of the holders of the Discount Note Obligations. These Liens will be junior in priority to the Credit Agreement Liens and to all other Permitted Prior Liens. The Company’s Discount Note Obligations will also be secured by a first priority Lien on the Disbursement Account Collateral, subject only to Permitted Prior Liens described in clause (2) of the definition thereof. The Credit Agreement Liens will be held by the Credit Agreement Collateral Agent. The Collateral comprises all of the Company’s and the Guarantors’ assets, other than Excluded Assets.
Credit Agreement
          When entered into, the Credit Agreement will be secured by Liens on substantially all of the assets of the Company and the Guarantors (other than the Disbursement Account Collateral and Excluded Assets). The relative priorities of the security interests granted in the Company’s and the Guarantors’ assets pursuant to the Indenture and the Credit Agreement will be governed by an intercreditor agreement, more fully described below under “—Intercreditor Agreement.” The Trustee will, on behalf of the Holders of notes and without requiring any action or consent therefrom, enter into an Intercreditor Agreement on such terms (except for necessary conforming revisions) establishing the relative priorities of the security interests granted in the Shared Collateral. The Disbursement Account Collateral will not constitute collateral securing the Credit Agreement Obligations or any other indebtedness of the Company or the Guarantors.

Intercreditor Agreement
          Concurrently with the closing of the Credit Agreement, the Company, the Guarantors party to the Credit Agreement, the Credit Agreement Collateral Agent and the Collateral Agent, on behalf of the Holders of notes, will enter into an intercreditor agreement (as amended, modified, superseded, reinstated, succeeded or replaced from time to time in accordance with its terms and the terms of the Indenture, the “Intercreditor Agreement”), which defines the rights of the Credit Agreement Collateral Agent and the lenders under the Credit Agreement in relation to the rights of the Collateral Agent and the Holders of notes with respect to the Shared Collateral. The following description of the principal terms of the Intercreditor Agreement is subject to and qualified entirely by reference to the definitive Intercreditor Agreement. It is possible that (a) the notes will be secured by Collateral that does not secure any other Indebtedness, and (b) the Credit Agreement Obligations will be secured by collateral that does not secure the notes.
Lien Priorities
          Pursuant to the Intercreditor Agreement, the Collateral Agent, on behalf of itself and the Holders, will agree that:
(1)	any Lien on the Shared Collateral securing any or all of the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) now or hereafter held by the Credit Agreement Collateral Agent or any of the Senior Lenders will be senior and prior to any Lien on the Shared Collateral securing any or all of the Discount Note Obligations; and

(2)	any Lien on the Shared Collateral now or hereafter held by the Collateral Agent or any of the Holders regardless of how acquired, will be junior and subordinate in all respects to all Liens on the Shared Collateral securing any or all of the Credit Agreement Obligations (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap), in each case, on the terms and in the manner set forth in the Intercreditor Agreement.
Enforcement
          Subject to the provisions of the Intercreditor Agreement described below under “—Enforcement,” prior to the Discharge of Credit Agreement Obligations, the Credit Agreement Collateral Agent and the Senior Lenders will have the exclusive right to enforce rights, exercise remedies (including, without limitation, setoff and the right to credit bid their debt) and make determinations regarding release, disposition, or restrictions with respect to the Shared Collateral without any consultation with or the consent of the Trustee, the Collateral Agent or any Holder.
          Unless and until the Discharge of Credit Agreement Obligations has occurred:
(1)	the Collateral Agent and the Holders will not commence, or join with any Person (other than the Senior Lenders and the Credit Agreement Collateral Agent upon the request thereof) in commencing any Insolvency Proceeding against any Obligor or any enforcement, collection, execution, levy, or foreclosure action or proceeding with respect to any Lien held by it on the Shared Collateral under any of the Discount Note Documents or otherwise; and

(2)	the Collateral Agent and the Holders will not take any action that would hinder any exercise of remedies undertaken by the Credit Agreement Collateral Agent or any Senior Lender in respect of the Shared Collateral under any of the Credit Agreement Documents, including any sale, lease, exchange, transfer, or other disposition of any Shared Collateral, whether by foreclosure or otherwise.
          Subject to the provisions of the Intercreditor Agreement described in the next paragraph, the Collateral Agent, for itself and on behalf of the Holders, will waive any and all rights it or any of the Holders may have as a junior lien creditor or otherwise to object to the manner in which the Credit Agreement Collateral Agent or any of the Senior Lenders seek to enforce or collect any Credit Agreement Debt (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) or any Liens granted in any of the Shared Collateral.

          Notwithstanding anything to the contrary set forth in the Intercreditor Agreement, in the event of the failure of the Company to make any payment in respect of the Discount Note Debt in accordance with the terms of the Discount Note Documents or upon the occurrence of any other Event of Default under the Discount Note Documents and for so long as such Event of Default under the Discount Note Documents is continuing, subject at all times to the provisions of the Intercreditor Agreement described above under the caption “—Lien Priorities” and described below under the caption “—Payments,” commencing 180 days after the receipt by the Credit Agreement Collateral Agent of the declaration by the Trustee of such Event of Default under the Discount Note Documents and of the written demand by the Trustee or the Collateral Agent to the Company for the accelerated payment of all Discount Note Debt (unless any Obligor is subject to an Insolvency Proceeding by reason of which such declaration and the making of such demand is stayed, in which case, commencing on the date of the commencement of such Insolvency Proceeding), the Trustee or the Collateral Agent may take any action described in the provisions of the Intercreditor Agreement described under the caption “—Enforcement” with respect to its Liens on the Shared Collateral but only so long as the Credit Agreement Collateral Agent is not already diligently pursuing in good faith the exercise of its enforcement rights or remedies against, or diligently in good faith attempting to vacate any stay or enforcement of its Liens on, all or any material portion of the Shared Collateral.
Payments
          Until the Discharge of Credit Agreement Obligations has occurred, all cash proceeds of Shared Collateral received in connection with any exercise of remedies by the Credit Agreement Collateral Agent, including any sale or other disposition of, or collection or other realization on, such Shared Collateral (except for payments in respect of the notes made in accordance with any provision of the Credit Agreement expressly permitting such payments) will be paid to the Credit Agreement Collateral Agent and will be applied by the Credit Agreement Collateral Agent to the Credit Agreement Debt (subject to the principal amount thereof not exceeding the Senior Lender Debt Cap) in accordance with the Credit Agreement Documents. Promptly following the Discharge of the Credit Agreement Obligations, the Credit Agreement Collateral Agent will deliver to the Collateral Agent any Shared Collateral and any proceeds of Shared Collateral held by it in the same form as received, with any necessary or reasonably requested endorsements or as a court of competent jurisdiction may otherwise direct.
          Until the Discharge of Credit Agreement Obligations, any Shared Collateral or proceeds thereof received by the Collateral Agent or any Holder at any time prior to the Discharge of Credit Agreement Obligations (except for payments in respect of the notes made in accordance with any provision of the Credit Agreement expressly permitting such payments) will be segregated and held in trust by the Collateral Agent. The Collateral Agent will promptly send written notice to the Credit Agreement Collateral Agent upon receipt of such Shared Collateral or proceeds and if directed by the Credit Agreement Collateral Agent within ten Business Days after receipt by the Credit Agreement Collateral Agent of such written notice, will pay over such Shared Collateral or proceeds to the Credit Agreement Collateral Agent in the same form as received for distribution, with any necessary or reasonably requested endorsements, or as a court of competent jurisdiction may otherwise direct. The Credit Agreement Collateral Agent is authorized to make any such endorsements as the collateral agent for the Collateral Agent or any such Holder. This authorization is coupled with an interest and is irrevocable.
Release of Discount Note Liens and Discount Note Guarantees
          Under the Intercreditor Agreement, certain Discount Note Liens will be released in the following circumstances:
(1)	If, in connection the exercise of the Credit Agreement Collateral Agent’s remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement described above under the caption “—Enforcement” or after the occurrence and during the continuation of an Event of Default under the Credit Agreement Documents, any Disposition in lieu of foreclosure or other exercise of remedies on any of the Shared Collateral by the Company or any Guarantor at the written direction, or with the written approval, of the requisite Senior Lenders or the Credit Agreement Collateral Agent, as the case may be, the Credit Agreement Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases any Credit Agreement Lien on any part of the Shared Collateral, then the Discount Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released;

(2)	If in connection with any sale, lease, exchange, transfer or other disposition of any Shared Collateral (in each case, a “Disposition”) permitted under the terms of both the Credit Agreement Documents and the Discount Note Documents (other than in connection with the exercise of the Credit Agreement Collateral Agent’s remedies in respect of the Shared Collateral provided for in the provisions of the Intercreditor Agreement described above under the caption “—Enforcement”), the Credit Agreement Collateral Agent, for itself or on behalf of any of the Senior Lenders, releases its Liens on any of the Shared Collateral, other than in connection with the Discharge of Credit Agreement Obligations, then the Discount Note Liens on such Shared Collateral will be automatically, unconditionally and simultaneously released; provided, that the Discount Note Liens upon the Shared Collateral will not be released if the Disposition is subject to the covenant contained in Section 5.01 of the Indenture (relating to limitations on mergers, consolidations, etc.));

(3)	If (i) the requisite number or percentage of Senior Lenders and the requisite percentage or number of Holders under the Discount Note Documents consent to a release of any or all of the Shared Collateral, and (ii) the Company delivers an Officers’ Certificate to the Credit Agreement Collateral Agent and the Collateral Agent certifying that all such necessary consents have been obtained, the Credit Agreement Collateral Agent, for itself and for the benefit of the Senior Lenders and the Collateral Agent, for itself and for the benefit of the Holders, will unconditionally and simultaneously release their Liens on such Shared Collateral;

(4)	If the guarantee of the Discount Note Debt by a Guarantor is released in accordance with the Discount Note Documents, the Discount Note Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released; and

(5)	If the guarantee of the Credit Agreement Debt by a Guarantor is released in accordance with the Credit Agreement Documents, the Credit Agreement Liens on the Shared Collateral of such Guarantor will be automatically, unconditionally and simultaneously released;
provided, that, in each case, the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act in connection therewith. In connection with any release of Collateral as provided for above, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company.
(d)	Satisfaction and Discharge
          The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes which shall survive until all notes have been canceled) as to all outstanding notes when either
(1)	all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2)	(a)	all notes not delivered to the Trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions of the indenture and the Company has irrevocably deposited or caused to be deposited with the Trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest and Additional Interest, if any) on the notes not theretofore delivered to the Trustee for cancellation,
(b)	the Company has paid all sums payable by it under the Indenture,

(c)	the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be, and

(d)	the Holders have a valid, perfected, exclusive security interest in this trust.
          In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

          The Discount Note Liens will be released as provided under the caption “—Intercreditor Agreement—Release of Discount Note Liens and Discount Note Guarantees,” above, upon a satisfaction and discharge in accordance with the provisions described above.
          (e) Evidence of Compliance with Conditions and Covenants.
          The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Company becoming aware of any Default, a statement specifying such Default and what action the Company is taking or proposes to take with respect thereto.
     9. Other obligors.
     None.
Contents of application for qualification.
  The application for qualification comprises –
(a) Pages numbered 1 to 15, consecutively
(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank, N.A., as Trustee under the Indenture to be qualified.
(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A(a)	Amended and Restated Certificate of Incorporation of the Company, dated May 7, 2002 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006).

Exhibit T3A(b)	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated December 30, 2002 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(c)	First Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated November 11, 2003 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(d)	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series A Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(e)	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 11, 2003 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(f)	First Amendment to Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series B Convertible

Preferred Stock of IdleAire Technologies Corporation, dated October 29, 2004 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(g)	Certificate of Designation of Voting Powers, Designations, Preferences, Limitations, Restrictions and Relative Rights of Series C Convertible Preferred Stock of IdleAire Technologies Corporation, dated November 3, 2004 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(h)	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated December 21, 2005 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3A(i)	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation of IdleAire Technologies Corporation, dated January 20, 2006 (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3B	Bylaws of IdleAire Technologies Corporation (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3C (a)	Indenture between the Company and Wells Fargo Bank, N.A. (incorporated by reference to the exhibit included with the Company’s Form 10-SB filed with the SEC on May 2, 2006)

Exhibit T3C(b) *	Amendment to Indenture to be entered into between the Company and Wells Fargo Bank, N.A.

Exhibit T3D	Not Applicable.

Exhibit T3E(a) *	Consent Solicitation Statement dated August 15, 2007

Exhibit T3E(b) *	Letter of Consent for use by holders of the Notes.

Exhibit T3F**	Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

Exhibit T3G*	Statement of eligibility and qualifications of the Trustee on Form T-1.

*	Filed herewith

**	Filed as part of Exhibit T3C(a)

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, IdleAire Technologies Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Knoxville, and State of Tennessee, on the 14th day of August, 2007.
(Seal)

IdleAire Technologies Corporation
By:	/s/ Michael C. Crabtree
	Name:	Michael C. Crabtree
	Title:	President and Chief Executive Officer

/s/ Paul W. Boyd
	Name:	Paul W. Boyd
	Title:	Chief Financial Officer and Treasurer

By:
Attest:		/s/ James H. Price Name: James H. Price
Title: Senior Vice President and General Counsel